Exhibit 4.30

China Mobile Limited

And

China Mobile Communications Group Co., Ltd.

 2020 Telecommunications Services Agreement

Table of Contents
1.	Provision and Receipt of Telecommunications Services	1
2.	The Services	1
3.	The Basic Principles	2
4.	Pricing Principles and Payment	3
5.	Representations, Warranties and Undertakings	5
6.	Term of this Agreement	6
7.	Force Majeure	6
8.	Confidentiality	6
9.	Assignment	6
10.	No Waiver	7
11.	Notice	7
12.	Applicable Law and Dispute Settlement	7
13.	Miscellaneous	7
Appendix 1: Planning, design and consultation of telecommunications projects		9
Appendix 2: Construction of telecommunications projects and related services		11
Appendix 3: Maintenance of telecommunications facilities and equipment		13

2020 Telecommunications Services Agreement

This Agreement was entered into on 2 January 2020 by and between:

A.	China Mobile Limited, a limited liability company incorporated and duly existing in accordance with Hong Kong law with its legal address at 60/F., The Center, 99 Queen’s Road Central, Hong Kong (hereinafter referred to as “Party A”); and

B.	China Mobile Communications Group Co., Ltd., a wholly state-owned limited liability company incorporated and duly existing in accordance with the People’s Republic of China (hereinafter as “PRC”) law with its legal address at No.29, Jin Rong Avenue, Xi Cheng District, Beijing, the PRC (hereinafter referred to as “Party B”).

WHEREAS:

To facilitate the development of its mobile telecommunications business and engage in normal production and operating activities in their normal operations, Party B and its relevant subsidiaries require certain telecommunications construction services from Party A and its relevant subsidiaries.

THEREFORE, based on the principle of equally beneficiary to each other, following amicable consultation, both Parties have concluded the following agreements:

1.	Provision and Receipt of Telecommunications Services

1.1	Party A agrees to urge its relevant subsidiaries to provide telecommunications services to Party B and its relevant subsidiaries in accordance with the terms and conditions hereof, and Party B agrees to urge its relevant subsidiaries to receive the telecommunications services provided by Party A and its subsidiaries in accordance with the terms and conditions hereof. In this Agreement, the party and its relevant subsidiaries which are to provide services are collectively called as “the Providers”, while the party and its relevant subsidiaries that are to receive services provided are collectively as “the Receivers”.

	1.2	Each and all responsibilities, obligations and interests arising from the performance of this Agreement by the relevant subsidiaries of both Parties hereto in accordance with the terms of this Agreement as the Providers and Receivers shall ultimately be performed and/or enjoyed by the practical Providers or Receivers respectively.

2.	The Services

Pursuant to this Agreement, the Providers shall provide the following telecommunications services:

2.1	Planning, design and consultation of telecommunications projects
The telecommunications projects include, but not limited to, the construction of telecommunications networks, ducts, base stations, cabling, expansion of network capacity and renovation, installation and commissioning of facilities. The services include, but not limited to, planning, design and consultation of telecommunications projects, specific researches and demonstration of construction projects, compilation of project proposals, feasibility study reports and engineering design documentation.

2.2	Construction of telecommunications projects
The telecommunications projects include, but not limited to, the construction of telecommunications networks, ducts, base stations, expansion of network capacity and renovation. The services include, but not limited to, construction and preliminary stage testing of telecommunications projects, and equipment installation, repairs, decoration and other relevant services.

2.3	Maintenance of telecommunications facilities and equipment
Telecommunications facilities and equipment include, but not limited to, fiber cables, towers, base stations, attached buildings, watching towers, mark stones, ducts, signs, etc. Maintenance services include regular inspection, testing, routine maintenance and repairs, breakdown clearance, watching and emergent repairs and restoration to ensure the normal and smooth operation of the Receivers’ facilities and equipment.

3.	The Basic Principles

3.1	The terms and standards on which the Providers render the Telecommunications Services to the Receivers shall not be inferior to those extended by the Providers to any third party for the same or similar services.

3.2	Under the circumstances where, without the Providers’ fault, the Providers are unable to provide or completely provide the Telecommunications Services, the Providers shall give a notice to the Receivers in a timely manner, and shall use their best efforts to assist the Receivers to obtain the same or similar services from other sources.

3.3	The Telecommunications Services rendered under this Agreement shall be in conformity with relevant state-mandated standards (if any).

3.4	Provided that it is not prohibited by the laws and regulations, and with the prior consent of the Receivers, the Providers may delegate third parties (including the subsidiaries, affiliates and other related companies of the Providers) to provide certain Telecommunications services specified under this Agreement to the Receivers on behalf of the Providers. The Providers, however, shall ensure that any such third parties are qualified to provide such services mandated by the state and that the terms and standards on which the third parties render the Telecommunications Services shall not be inferior to those committed by the Providers. Each and all responsibilities and obligations for the services rendered by the third parties shall ultimately and fully be taken by the Providers. The Providers shall bear any and all extra expenses incurred by retaining any such third parties.

3.5	Should a breach of this Agreement by any Party cause a loss to the other Party, the breaching party shall be responsible for the payment of damages to the other Party to compensate for the full amount of such loss. However, neither Party shall be liable for any loss caused by force majeure events.

3.6	Each Party shall provide all reasonable and necessary assistance to the other Party during the course of the performance of this Agreement.

3.7	Additional agreements on the Telecommunications Services specified under this Agreement are contained in Appendices I, II and III attached to this Agreement.

3.8	Subject to this Agreement and its appendices, the relevant subsidiaries of the Parties may, pursuant to the practical situation, execute an implementation details specifying the content, standards, scope, means of the services or any other particular requirements in relation to the provision of a certain specific service, within the scope granted respectively by Party A and Party B. But, the content of the implementation details shall not exceed the scope of this Agreement and its appendices or have any conflict with this Agreement.

4.	Pricing Principles and Payment

4.1	Pricing Principles

4.1.1	The Providers and the Receivers shall strictly abide the Pricing Law, Provisions on The Explicit Price and Mark Of Goods And Services, Budgets for Integrated Wiring System for Buildings and Building Clusters and Budgets for Installation of Mobile Communication Equipment (Edited) (Xin Bu Gui [2000] No.904), Notice on Further Deregulation on Pricing of Professional Services for Construction Projects (Fa Gai Jia Ge [2015] No. 299), Notice on the Publishing of Budget Quota of Communication Construction Projects, Quota of Construction Fees and Construction Budgeting Rules (Gong Xin Bu Tong Xin [2016] No. 451) and other laws and regulations, notify and enter into an agreement with the Providers about the project, contents, quality, pricing of the services. The services provided by the Providers shall conform the relevant national and industrial standards and specifications, and meet the service contents and quality requirements agreed in the contracts. If the above pricing documents are superseded by other government documents, prices shall be negotiated and agreed upon by both Parties and shall not be lower than the costs paid by the Providers or higher than the upper limits stipulated by the newly issued government documents.
4.1.2	As to the projects applicable to open tender, the Receivers shall procure the services hereunder by means of open tender. In the process of tender, the Receivers will assess the prices, technical skills, comprehensive abilities and others, and determine the winning bidder with the expert panel review. In case that the winner belongs to the Providers, the Receivers shall determine the service scope and pricing standards obtained by the Providers based on the assessment results. As to the projects inapplicable to open tender, the Receivers shall procure the services in reference with the tender procedures. No matter which means of procurement are adopted, the Providers and Receivers shall abide the provisions stated in the above Article 4.1.1.

4.2	Payment

	4.2.1	Design Fees and Consultation Fees

	(i)	Design fees and Consultation fees can be paid by instalments pursuant to the deliveries of the design documents in the various stages or by one instalment upon the delivery of the final work.

(ii)

The actual design fees shall be initially ratified pursuant to the design budgetary estimate and ultimately determined pursuant to the final accounts, with a refund for any over-payment or an additional payment for any deficiency, as the case may be.

	4.2.2	The Construction of Telecommunications Projects and Relevant Service Charges

	(i)	The Receivers shall pay the Providers a sum equivalent to 10% of the total service charges within 7 working days after they both have agreed on each particular item of services and signed the implementation details.

	(ii)	During the course of the construction, the Providers shall, in accordance with the implementation details, regularly provide the Receivers with a statement on the amount of work completed. The Receivers shall pay the Providers a sum equivalent to 70% of the total service charges within 10 working days upon the completion of all agreed works (except for the work of the warranty period) by the Providers, and upon the receipt and verification by the Receivers of the final statement provided by the Providers;

	(iii)	After the project has been inspected and accepted, the Providers shall, based on the time period stipulated under the implementation details, provide the Receivers with the project account settlement documents. Within 20 working days upon receipt of the project account settlement documents and after the review by the Receivers, the Receivers shall pay the Providers the balance of the service charges in accordance with the review results.

(iv)

After the execution of the implementation details, if the amount of any work increases or decreases due to a change in the project design, then based on the actual amount of work actually provided by the Providers, the service charges shall be adjusted in accordance with the pricing principles and standards stipulated in this Agreement and the implementation details.

	4.2.3	Maintenance fee of Telecommunications Facilities and Equipment

	(i)	Maintenance fees shall be paid monthly. The amount of advance payment for maintenance fees shall be calculated based on the quantity of telecommunication facilities and equipment then actually maintained by the Providers.

	(ii)	The Providers shall bear the relevant expenses for low-value and easily-worn utensils, tools, vehicles, transportation and personnel incurred in providing maintenance services, while the Receivers shall bear the relevant expenses for back-up products, components, materials for emergent repairs and support fees charged by manufacturers as required by the Providers in providing maintenance services.

	(iii)	The Providers shall issue a valid receipt in a timely manner after having received any of the above payments from the Receivers.

(iv)	If the Receivers fail to make any payment to the Providers within such period as has been agreed upon by both Parties, the Receivers shall pay the Providers a late payment penalty calculated at 0.03% of any due amount for each late payment day; if the late payment exceeds 60 days, the Providers may give the Receivers a written notice to terminate any further services. If after 30 days from the receipt of the written notice by the Providers, the Receivers still have not paid the said service charges, then the Providers may, without prejudice to any other rights and obligations already accrued or incurred to it under this Agreement, terminate the said services. Nonetheless, such termination of services shall not have any impact on the rights and obligations occurred hereunder between the Parties.

5.	Representations, Warranties and Undertakings

5.1	Each Party represents and warrants to the other Party that this Agreement is valid and equally binding on both Parties.

5.2	Both Parties warrant that their relevant subsidiaries to provide services possess all the qualifications and licenses (including but not limited to the qualifications in relation to project construction, construction design) required by the relevant governmental regulatory authorities to provide the telecommunications services under this Agreement, and that the said qualifications and licenses are all valid during the term of this Agreement.

5.3	Both Parties shall ensure the recruitment of sufficient qualified employees by their relevant subsidiaries to provide satisfactory telecommunications services stipulated under this Agreement.

5.4	Both Parties shall ensure that the employees of their relevant subsidiaries are prepared to receive and provide sufficient instructions and explanations relating to the telecommunications services under this Agreement, and that the services are rendered with reasonable care and skill, such that the services can meet the standards required by the Receivers. Both Parties warrant that no harm will be caused to the Receivers by the acts or omissions of the Providers’ employees responsible for rendering the services.

5.5	Both Parties warrant that they have obtained all necessary approvals or other governmental permits (if there are any mandatory requirements for the telecommunications projects to be contracted to the other Party for design, consultation or building, and warrants to receive the construction licenses in a timely manner (as the case may be).

5.6	Both Parties, as the Receivers, warrant that they will, in accordance with the provisions of this Agreement, accept the telecommunications services rendered by the Providers, provide all necessary assistance and pay various charges, and that no harm will be caused to the Providers by the acts or omissions of the Receivers.

6.	Term of this Agreement

	6.1	This Agreement shall be valid until 31 December 2020 unless it has been renewed in accordance with Article 6.2 hereunder.

	6.2	In compliance with or satisfies the relevant Listing Rules of the Stock Exchange of Hong Kong Limited, the relevant laws and regulations of China, this Agreement shall be renewed automatically for one year upon its expiration of term or renewal terms unless any Parties notify the other Party to terminate the Agreement by a written notice no less than 60 days prior to the end of term or renewal term.

7.	Force Majeure

If, due to a force majeure event, the occurrence of which is unpredictable and the consequences of which are unavoidable and insurmountable, either Party or its subsidiaries is prevented from performing this Agreement in accordance with the agreed provisions, the affected Party shall immediately give notice to the other Party, and shall, within fifteen (15) days, provide the relevant detailed information and valid documents evidencing the grounds for non-performance, partial performance, or withheld performance of the relevant obligations under this Agreement. Depending upon the extent to which the performance may be affected by the force majeure event, both Parties shall discuss and agree whether or not to terminate, partially excuse, or delay the performance of the obligations concerned.

8.	Confidentiality

Unless otherwise required by the relevant laws or supervisory and regulatory authorities, neither Party (including but not limited to its relevant subsidiaries) shall disclose to any other company, enterprise, organization or individual any information or data concerning the contents of this Agreement or relating to the business of the other Party, unless the prior written consent of the other Party has been obtained (and such consent shall not be unreasonably refused or withheld).

9.	Assignment

Except for the cases stated in Article 3.4 hereof, without the prior written consent of the other Party, neither Party may assign or delegate to any third party any or all right(s) or obligation(s) accruing to it or the Providers or the Receivers under this Agreement.

10.	No Waiver

Unless otherwise provided by law, any failure to exercise, or delay in exercising any right, power or privilege to which a Party is entitled under this Agreement shall not be construed as a waiver of such right, power, or privilege, and any partial exercise of such right, power, or privilege shall not prejudice the future exercise of such right, power, or privilege.

11.	Notice

Any notice related to this Agreement shall be made in writing and delivered in person, or by facsimile, email or post. Any notice shall be deemed as delivered at the time of delivery, if delivered in person; or at the time when the facsimile machine or computer indicates successful submission, if delivered by facsimile or email; or on the fifth working day (not accounting statutory holidays) after it has been posted, if delivered by post. Any notice is effective upon delivery.

12.	Applicable Law and Dispute Settlement

12.1	This Agreement shall be governed by, and interpreted and enforced, in accordance with the PRC law.

12.2	Any dispute between the Parties relating to the validity, interpretation or performance of this Agreement shall be settled through amicable consultation. Should the Parties fail to resolve the dispute within 30 days from the date of the occurrence of the dispute, then such dispute shall be submitted to China International Economy and Trade Arbitration Commission for arbitration in Beijing in accordance with the then effective arbitration rules of that Commission. The arbitration award shall be final and binding on both Parties. Except for the matter of dispute that is submitted for arbitration, all the remaining parts of this Agreement shall remain valid and effective during the arbitration.

13.	Miscellaneous

13.1	The appendices constitute a part of this Agreement and have equal legal validity. Following discussion and agreement by both Parties, this Agreement and its appendices may be amended or supplemented by both Parties. Any amendment or supplement shall take effect after execution by the legal representatives or their authorized representatives of both Parties and after the affixation of the official seals or special stamps for contract, with all necessary approvals obtained according to relevant regulatory requirements (including but not limited to meeting or satisfying the regulatory requirements set out in the Hong Kong Listing Rules). Amendments or supplements to this Agreement are of the same effect with this Agreement.

13.2	This Agreement is severable. If any provision of this Agreement is determined to be invalid, unlawful or unenforceable, the validity and enforcement of other provisions shall not be affected.

13.3	This Agreement can be executed separately by counterparts. The duly executed counterparts constitute a valid agreement. If the Agreement is executed by counterparts, it shall be construed as duly executed after the both Parties have successfully transmitted their signed counterparts to each other by facsimile.

13.4	This Agreement is written in Chinese and executed in four (4) original counterparts, two of which shall be retained by each Party. Each original counterpart has the equal legal validity.

Appendix 1: Planning, design and consultation of telecommunications projects

Appendix 2: Construction of telecommunications projects and related services

Appendix 3: Maintenance of telecommunications facilities and equipment

CHINA MOBILE LIMITED

By:	/s/ HUANG Jie
Legal representative/authorized representative

CHINA MOBILE COMMUNICATIONS GROUP CO., LTD.

By:	/s/ GAO Songge
Legal representative/authorized representative